Exhibit 99.1

Bragg To Launch ORYX Platform in Czech
Republic with MERKUR

Full turnkey platform deal with leading operator will enhance ORYX
Gaming’s position in the regulated Czech market

Toronto, November 5, 2021 - ORYX Gaming, a Bragg Gaming Group company (NASDAQ: BRAG, TSX: BRAG), will launch its platform and content in the Czech Republic through a full turnkey deal with major operator MERKUR, significantly strengthening its presence in the region.

Under the deal, ORYX will provide a turnkey solution covering a broad range of products and services including its Player Account Management (PAM) iGaming Platform as well as operational services including payments, KYC, fraud and data management. Also included is the supplier’s FUZE™ player engagement tools, including tournaments, missions and quests, all shown to boost operator KPIs and increase player lifetime value.

Players at MERKUR’s online casinos will be able to enjoy a wide range of hits from the ORYX Hub, which hosts exclusive titles from GAMOMAT, Peter & Sons and ORYX’s own in-house studios, as well as aggregated casino content from a huge range of iGaming industry suppliers. The full MERKUR Czech launch powered by the ORYX platform is expected to go live in mid-Q2 2022.

With its MERKUR arcades, the operating and manufacturing giant Gauselmann Group is well-established in the land-based vertical, and the provision of ORYX’s platform will allow for an alignment of its land-based operations with its current activity in the online sector.

Online gambling in the country has been regulated since 2017 and is showing strong year-on-year growth. In 2020, the vertical brought in approximately USD 550m (CKZ 12bn) and accounted for over 32% of total gambling revenue, highlighting the significant opportunity for both parties.

Richard Carter, Chief Executive Officer of Bragg, said: “Reaching this full turnkey platform agreement with an established global land-based and online gaming group such as Gauselmann marks another significant step for Bragg Gaming Group as we continue to execute on our strategy of penetrating regulated markets with leading operators.

“This agreement will allow us to deepen our footprint in the Czech market with our industry leading platform tools and exclusive content and we are delighted to align with such an established and experienced partner.”

Stefan Bruns, Chief Executive Officer at MERKUR, said: “ORYX’s commitment to providing a market leading turnkey online gaming solution coupled with its market leading range of both in-house and third-party casino content and services match exactly what we’re looking for to take our brand online to Czech players. It offers us the right blend of flexibility and differentiation that is going to serve us well as we continue to grow our leading presence there.”

About Bragg Gaming Group

Bragg Gaming Group (NASDAQ: BRAG, TSX: BRAG) is a growing global gaming technology and content group and owner of leading B2B companies in the iGaming industry. Since its inception in 2018, Bragg has grown to include operations across Europe, North America and Latin America and is expanding into an international force within the global online gaming market.

Through its wholly-owned subsidiary ORYX Gaming, Bragg delivers proprietary, exclusive and aggregated casino content via its in-house remote games server (RGS) and ORYX Hub distribution platform. ORYX offers a full turnkey iGaming solution, including its Player Account Management (PAM) platform, as well as managed operational and marketing services.

Nevada-based Wild Streak Gaming is Bragg's wholly-owned premium US gaming content studio. Wild Streak has a popular portfolio of casino games that are offered across land-based, online and social casino operators in global markets including the U.S. and U.K.

In May 2021, Bragg announced its planned acquisition of Nevada-based Spin Games, B2B gaming technology and content provider currently servicing the U.S. market. Spin holds licenses in key iGaming-regulated U.S. states and supplies Tier 1 operators in the region.

Find out more

For Bragg Gaming Group, contact:

Yaniv SpielbergCSO

Bragg Gaming Group

info@bragg.games

or

Joseph Jaffoni, Richard Land, James Leahy

JCIR

212-835-8500 or bragg@jcir.com

For Bragg Gaming Group media enquiries or interview requests, contact:

Giles Potter

CMO

Bragg Gaming Group

press@bragg.games